Mail Stop 4561

February 8, 2008

Keith A. Jones
Chief Financial Officer
    and Vice President, Finance
PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, CA 95110

> **Re: PDF Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-31311**

Dear Mr. Jones:

        We have reviewed your response letter dated November 30, 2007 and the above referenced filing and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated November 1, 2007. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 30

1.   We note in your response to prior comment number 2 that you will make a concerted effort to identify and quantify the primary drivers among multiple factors contributing to material changes in your results of operations. Note that guidance in Section III.D of SEC Release 33-6835 indicates that an analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. Confirm that in future filings you will

quantify all material drivers among multiple factors contributing to material changes rather than just the primary driver.

Consolidated Statements of Operations, page F-4

2.   We note your response to prior comment number 6. Your current caption of "Gain share" appears to imply the realization of capital from selling a good at a price higher than the original purchase price. Please consider revising the caption in future filings to one that more appropriately identifies the revenue stream as an incentive earned on your integrated solution arrangements.

Notes to Consolidated Financial Statements, page F-7

Note 1. Business and Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

3.   We note your response to prior comment number 10 with respect to your unbilled accounts receivable. Please further clarify the provisions generally included in the invoicing schedule with your customers. Explain why you do not receive payment for your services as they are performed. Explain whether payment is based on the achievement of any contractual milestones or contingencies.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comment.

                                Sincerely,

                                /s/ Stephen Krikorian

                                Stephen Krikorian
                                Accounting Branch Chief